UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number:  0-32637

A.     Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Ames National Corporation 401(k) Profit Sharing Plan

B.     Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Ames National Corporation
405 Fifth Street
Ames, Iowa 50010

REQUIRED INFORMATION

1.	Financial statements and schedules of the Ames National Corporation 401(k) Profit Sharing Plan are included herein.

2.	A written consent of Independent Auditors is attached hereto as Exhibit 23 and is incorporated herein by this reference.

AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
Ames, Iowa

FINANCIAL STATEMENTS
December 31, 2006

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Ames National Corporation 401 (k) Profit Sharing Plan
Ames, Iowa

We have audited the accompanying statement of net assets available for benefits of Ames National Corporation 401(k) Profit sharing Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ames National Corporation 401(k) Profit Sharing Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with United States generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

West Des Moines, Iowa
October 3, 2007

AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006

INVESTMENTS
Certificates of deposit	$95,057
U.S. government and government agency securities	2,053,755
Corporate bonds	1,963,302
Preferred stocks	556,200
Common stocks	11,320,436
Mutual funds	2,284,189
Participant loans	91,416
Interest-bearing cash	501,113

Total investments	18,865,468

CASH	456,086

RECEIVABLES
Accrued interest and dividends	71,035
Contributions receivable from employer	50,387

NET ASSETS AVAILABLE FOR BENEFITS	$19,442,976

These financial statements should be read only in connection with the accompanying summary of significant accounting policies
and notes to financial statements.

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLEFOR BENEFITS
Year ended December 31, 2006

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$722,090
Net appreciation in fair value of investments	520,685

Total investment income	1,242,775
Contributions:
Employer	579,254
Participant	577,665

Total contributions	1,156,919

Total additions	2,399,694

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	1,501,072
Operating expenses	338

Total deductions	1,501,410

NET INCREASE	898,284

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	18,544,692

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$19,442,976

These financial statements should be read only in connection with the accompanying summary of significant accounting policies
and notes to financial statements.

AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2006

The Ames National Corporation 401(k) Profit Sharing Plan (the Plan) is sponsored by Ames National Corporation and its subsidiaries: First National Bank, Ames, Iowa (the Plan trustee); Boone Bank & Trust, Boone, Iowa; Randall-Story State Bank, Story City, Iowa; State Bank & Trust, Nevada, Iowa; and United Bank & Trust, Marshalltown, Iowa (collectively, the Companies). The Plan year ends on December 31. Significant accounting policies followed by the Plan are presented below.

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those assets in accordance with generally accepted accounting principles.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

INVESTMENTS

The Plan's investments are stated at fair value. The fair value of the interest-bearing cash and certificates of deposit are determined to be equal to cost. The fair value of the Plan's investments in U.S. government and government agency securities, corporate bonds and preferred and common stocks are based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The fair value of participant loans has been determined to be equal to the unpaid principal balance.

Purchases and sales of investment securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

This information is an integral part of the accompanying financial statements.

AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General and eligibility

The Plan is a defined contribution plan covering employees of the Companies who have completed six months of service and are age 21 or older. Employees are eligible to make salary deferral contributions to the Plan on the first day of the Plan year following their eligibility date. To be entitled to employer contributions, a participant must complete 1,000 hours of service during the plan year and must be employed by the Companies on the last day of the Plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 100% of their annual compensation as defined by the Plan subject to limits of $15,000 and $14,000 in 2006 and 2005, respectively. The Companies provide a matching contribution up to 2% of the participant's compensation, a nondiscretionary contribution of 5% of the participants' compensation and may also make additional discretionary contributions based on profits. The discretionary contributions are determined by the Boards of Directors on an annual basis. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. In 2005, all Plan investments were directed by the Plan trustee. In 2006, the Plan investments for deferral and matching contributions are participant-directed, and the Companies' nondiscretionary and discretionary contributions are invested by the Plan trustee (not participant directed). For 2007, all Plan investments will be participant-directed.

Participant accounts

Each participant's account is credited with that participant's contribution, the Companies' matching contribution and an allocation of (a) the Companies' discretionary contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested balances are used to reduce future contributions from the Companies.

Vesting

Participants are immediately vested in their voluntary contributions and the employer matching contributions and earnings thereon. Vesting in the Companies' discretionary and nondiscretionary contributions and earnings thereon is based on years of continuous service. A participant is 100% vested in discretionary contributions after five years of credited service with no vesting prior to that time.

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 1 -DESCRIPTION OF PLAN (CONTINUED)

Payment of benefits

On termination of service due to death, disability, retirement or any other reason, a participant or their beneficiaries may elect to receive an amount equal to the value of the participant's vested interest in his or her account in a lump sum amount.

Loans to participants

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loans outstanding at December 31, 2006 mature through 2016 and the interest rates (as determined by the plan administrator) range from 4.5% to 7.5%. Principal and interest are paid ratably through monthly payroll deductions, generally, over five years. However, repayment of loans for the purchase of a primary residence may exceed five years. The loans are secured by the balance in the participant's account.

Forfeited accounts

The forfeitures are used to reduce contributions from the Companies. Forfeitures for non-vested account balances for the year ended December 31, 2006, were approximately $13,300.

NOTE 2 - FINANCIAL INSTRUMENT RISK

The Plan maintains cash in bank deposit accounts, which, at times may exceed federally insured limits. The Plan sponsor believes the Plan is not exposed to any significant credit risk on its cash accounts.

NOTE 3 - ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Companies. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Companies.

AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 4 - INVESTMENTS

The following table presents the Plan investments that represent 5% or more of the Plan's net assets:

Common stock:
Ames National Corporation	$3,124,055

During 2006, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $520,685. Interest and dividends realized on the Plan investments for the year ended 2006 was $722,090.

NOTE 5 - NON-PARTICIPANT DIRECTEDINVESTMENTS

As of and for the year ended December 31, 2006, information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

Net assets:
Common stocks	$8,196,381
Preferred stocks	556,200
Corporate bonds	1,963,302
U.S. government and government agency securities	2,053,755
Mutual funds	643,336
Certificates of deposit	95,057
Interest-bearing cash	501,113

Total	$14,009,144

Changes in net assets:
Contributions	$971,300
Investment income	1,004,890
Benefits paid to participants	(1,439,651)
Transfers to participant directed investments	(4,248,977)

Total	$(3,712,438)

AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 6 - TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2006, the Plan held 148,839 shares of Ames National Corporation, a party-in-interest, common stock with a fair value of $3,124,055. At December 31, 2006, the Plan also held cash totaling $456,086 with First National Bank, Ames, Iowa.

NOTE 7 - PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination all participants will become 100% vested.

NOTE 8 - TAX STATUS

The Plan obtained its latest determination letter dated August 24, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC) and, therefore, not subject to tax. The Plan has been amended since receiving the aforementioned determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

NOTE 9 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Description	Interest Rate	Due Date	Number of Shares or Principal Amount	Cost	Fair Value
Assets held at First National Bank, Ames, Iowa*

Certificates of deposit:
Washington Mutual	5.40%	6/29/2007	95,000	$95,000	$95,057

U.S. government and government agency securities:
Federal Home Loan Bank	4.13	10/19/2007	150,000	149,218	149,028
Federal Home Loan Bank	4.19	12/28/2007	125,000	125,000	123,819
Federal Home Loan Bank	4.51	8/25/2008	100,000	100,000	98,804
Federal Home Loan Bank	4.02	11/24/2008	100,000	100,000	97,960
Federal Home Loan Bank	4.61	9/30/2009	125,000	125,000	122,902
Federal Home Loan Bank	4.25	12/29/2009	200,000	200,000	194,892
Federal Home Loan Bank	4.61	3/29/2030	125,000	125,000	122,483
Federal Home Loan Bank	4.50	5/12/2010	250,000	250,000	244,378
Federal Home Loan Bank	4.79	8/26/2010	200,000	200,000	196,536
Federal Home Loan Mortgage	5.88	3/21/2011	100,000	97,452	102,599
Federal Farm Credit Bank	4.77	5/25/2011	100,000	98,937	99,252
Federal Home Loan Bank	5.75	8/15/2011	200,000	195,042	203,800
Federal Home Loan Bank	5.00	8/5/2013	100,000	100,000	97,258
Federal Home Loan Bank	6.00	12/27/2013	100,000	100,003	100,161
Federal Home Loan Bank	6.20	8/15/2016	100,000	100,000	99,883
				2,065,652	2,053,755

AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31,2006

Description	Interest Rate	Due Date	Number of Shares or Principal Amount	Cost	Fair Value
Corporate bonds:
Bank One Corporation	6.00%	2/17/2009	100,000	99,758	101,407
Bellsouth Corporation	6.00	10/15/2011	300,000	297,447	307,614
Cargill, Inc.	6.05	10/21/2008	50,000	48,729	50,566
Cargill, Inc.	6.28	11/10/2008	50,000	50,110	50,784
Credit Suisse Inc.	6.13	11/15/2011	225,000	223,861	233,840
First Data Corp Note	5.63	11/1/2011	100,000	101,584	100,348
General Electric Cap Corp	5.88	2/15/2012	100,000	97,903	102,994
Goldman Sachs Note Ser B	6.50	2/25/2009	120,000	121,694	123,255
JP Morgan	6.00	1/15/2009	100,000	99,436	101,568
Lincoln National Life	6.50	3/15/2008	100,000	99,630	101,380
Merrill Lynch Corp	6.00	2/17/2009	100,000	100,000	101,709
Morgan Stanley	3.63	4/1/2008	250,000	246,553	245,200
Morgan Stanley	4.00	1/15/2010	100,000	99,097	96,577
National Bank Bond	6.60	5/15/2010	100,000	105,673	104,404
Sara Lee Bond	6.15	6/19/2008	40,000	40,000	40,345
US Bank Bonds	6.50	2/1/2008	100,000	93,715	101,311

				1,925,190	1,963,302
Preferred stocks:
Wells Fargo Cap IV	7.00		2,000	52,600	50,400
AT&T Inc.	7.00		2,000	52,785	50,380
Citigroup VII	7.13		4,000	106,280	101,440
General Electric	6.63		2,000	53,200	50,420
ING Group NV	6.20		4,000	92,360	101,920
Verizon, New England	7.00		4,000	108,382	101,240
Wells Fargo Cap Trust V	7.00		4,000	102,590	100,400

				568,197	556,200

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006
(Continued)

Description	Interest Rate	Due Date	Number of Shares or Principal Amount	Cost	Fair Value

Common stocks:
Alliant Energy			6,550	177,134	247,393
Ameren			6,500	217,341	349,245
American International Group			2,000	141,180	143,320
Ames National Corporation*			148,839	239,893	3,124,055
Automatic Data Processing			3,000	169,224	147,750
Chevron			2,800	114,831	205,884
Citigroup			1,500	66,300	83,550
Coca Cola			4,400	261,469	212,300
ConocoPhillips			5,000	138,733	359,750
Donaldson			6,000	105,360	208,260
DuPont			2,538	75,577	123,626
ExxonMobil			12,500	49,469	957,875
General Dynamics			1,000	37,620	74,350
General Electric			17,500	658,817	651,175
Home Depot			7,000	169,092	281,120
Intel			4,800	100,224	97,200
International Business Machines			1,000	110,913	97,150
Johnson & Johnson			7,000	250,350	462,140
JPMorgan Chase			6,415	29,104	309,844
McDonald's			8,000	96,590	354,640
Merck			1,900	111,948	82,840
Microsoft			4,000	177,497	119,440
Pfizer			7,800	242,863	202,020
Procter & Gamble			7,600	316,418	488,452
Staples			5,700	87,375	152,190
Stryker			1,050	50,752	57,866
United Parcel Service			1,300	97,630	97,474
United Technologies			1,800	63,192	112,536
US Bancorp			3,000	89,766	108,570
Verizon			6,375	314,777	237,405
Walgreen			8,400	92,984	385,476
Wal-Mart			7,000	176,606	323,260
Wells Fargo			13,000	336,111	462,280

				5,367,137	11,320,436

AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006
(Continued)

Description	Interest Rate	Due Date	Number of Shares or Principal Amount	Cost	Fair Value

Mutual funds:
Adams Express			10,500	112,191	145,635
American Europacific Growth R5			2,244	98,976	104,497
American Growth Fund of AM R5			3,997	132,561	131,333
Davis NY Venture A			2,583	92,366	99,510
DNP Select Income Fund			23,000	228,848	248,860
DWS Dreman High Return Equity-A			2,578	123,539	132,340
Metlife Stable Value Fund			6,338	74,658	76,452
MSCI EAFE Index Fund			1,800	102,146	131,796
Oppenheimer Develop Markets			3,810	159,379	157,028
Russell 2000 Index Fund			1,500	101,596	117,045
Vangaurd 500 Index			709	84,806	92,626
Vangaurd Small-Cap Index			5,779	180,942	188,496
Vanguard Develop Markets Index			5,213	64,075	65,576
Vanguard Mid-Cap Index			5,507	103,209	108,929
Vanguard Target Retire 2005			53	610	610
Vanguard Target Retire 2015			1,560	18,618	19,434
Vanguard Target Retire 2025			14,189	181,018	185,030
Vanguard Target Retire 2035			3,031	40,285	42,047
Vanguard Target Retire 2045			5,130	70,936	73,466
Vanguard Target Retire Income			3,059	32,819	32,734
Vanguard Total Bond Market Ind			13,088	130,044	130,745
				2,133,621	2,284,189

Participant loans*	4.5% to 7.5%	August 2008 to February 2016		91,416	91,416
Interest-bearing cash				501,113	501,113
				$12,747,326	$18,865,468

* Indicates a party-in-interest to the Plan

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  October 22, 2007

AMES NATIONAL CORPORATION 401(k) PROFIT SHARING PLAN

By: First National Bank, Ames, Iowa, Trustee

By: /s/ Steven J. McLaughlin
Name: Steven J. McLaughlin
Title: Senior Trust Officer

EXHIBIT INDEX

Exhibit Number	Exhibit

23	Consent of Independent Registered Accounting Firm